(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-18805
CUSIP Number: 286082102

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Electronics for Imaging, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

303 Velocity Way

Address of Principal Executive Office (Street and Number)

Foster City, CA 94404

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, the board of directors of Electronics for Imaging, Inc. (“EFI” or the “Company”) has established a special committee to perform an independent investigation of the Company’s historical stock option grants. The special committee will be assisted by independent legal counsel. The special committee is in the process of reviewing the Company’s past option grant practices and has not yet reached any conclusions or completed its work.

Information may be obtained in connection with the ongoing investigation that may require the Company to change the historical measurement dates for certain stock options granted in previous periods and/or in the quarter ended September 30, 2006, which could result in recording non-cash charges for previously unrecognized compensation expense. This may or may not have a material adverse effect on its results for those periods or the current period. Based on the outcome of the special committee’s investigation, the Company may conclude that the measurement dates for options granted differ from the recorded measurement dates. The Company may also conclude that the financial statements issued by the Company with respect to prior periods should not be relied upon.

As a result of the investigation, EFI will delay the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006. EFI plans to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 as soon as practicable, but does not expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25. EFI will not be in a position to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 until the special committee’s review is complete and the Company’s independent registered public accountants complete their procedures.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Ritchie (Name)	(650) (Area Code)	357-3500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify

report(s).    ☒  Yes    ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 24, 2006, EFI released its revenue and net loss for the quarter ended September 30, 2006 and furnished this information on a current report on Form 8-K with the Securities and Exchange Commission. Revenue for the third quarter of 2006 was $138.2 million compared to revenue of $142.1 million for the third quarter of 2005. Net loss on a GAAP basis for the third quarter of 2006 was $(27.3) million, or $(0.49) per diluted share, compared to net income of $18.5 million, or $0.30 per diluted share, for the third quarter of 2005.

As previously announced, in the third quarter of 2006 the Company recognized a tax charge related to a plan to align the manufacturing and distribution of several product lines with that of its controller business. In its current report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2006, the Company announced that the tax charge for this alignment was $35.7 million.

For the reasons described under Part III above, the Company’s results, including for the quarter ended September 30, 2006, may change as a result of the investigation being conducted by the special committee of the board of directors.

In addition, the expected delay in filing our 10-Q could result in a delisting of the Company’s common stock by Nasdaq, or in the declaration of an event of default under our outstanding convertible debentures, if we are not able to obtain a waiver or to cure such default in a timely manner.

Electronics for Imaging, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2006	By:	/s/ John Ritchie
John Ritchie
Chief Financial Officer